MANHATTAN MINERALS CORP.

NEWS RELEASE

April 15, 2003

Toronto Stock Exchange

Trading Symbol: MAN

2002 FINANCIAL RESULTS

(All amounts are in US dollars except where otherwise noted)

Manhattan recorded a loss in 2002 of $1,387,000 ($0.03 per share) compared to a loss of $2,559,000 ($0.06 per share) in 2001.  The decrease in costs for 2002 over 2001 was due primarily to one time  severance costs of $773,000 and the write down of the Tambogrande Project of $371,000 in 2001.  The Company has been successful with its cost reduction programs, lowering general and administrative expenses, and using these savings to increase project budgets.

Investing activities during 2002 and  2001 centered on the advancement of the Tambogrande Project, with $3,454,000 and $4,073,000 respectively spent each year in completing the Environmental Impact Assessment (EIA), final draft Feasibility Study, community relations, and general administrative activities.

At December 31, 2002, the Company had a negative working capital position of $1,035,000 including cash and cash equivalents of $71,000.  In 2002, Manhattan used $803,000 ($0.02 per common share) in operations compared to $1,358,000 ($0.03 per common share) used in operations during 2001.  The negative cash flows primarily reflect head office administration costs including severance costs.

In October 2002, the Company issued 2,364 units, each unit comprising one CA$1,000 principle convertible promissory note and 1,964 share purchase warrants, for total gross proceeds of $1,504,000 (CA$2,364,000).  Funds were utilised to complete the EIA, final draft Feasibility study,  community relations, and for general administrative purposes.  In addition, an aggregate of 780,900 common share purchase warrants were exercised at a price of C$0.67 for gross proceeds of $334,000.

In December 2002, Manhattan delivered the EIA on the Tambogrande TG-1 project to the Government of Peru through the Ministry of Energy and Mines.  The EIA is the culmination of three years of independent research and analysis on the existing environmental and social conditions of the district of Tambogrande. The study addresses regional issues by providing for sustained economic development and employment, enhanced community infrastructure and improved living standards, while preserving existing land use.  The formal community EIA workshops that ensure the proper dissemination of environmental, social, and economic data are expected to commence in  May 2003, which will be followed by a formal public comment period.

Manhattan is very pleased with the outcome of the EIA and feasibility studies on the TG-1 project, and the demonstrable growth in community support. The Company has met stringent international standards using international and best practices engineering principles to design a mining operation that will ensure a significantly improved standard of living for the people of the area, as well as material improvements in the nearby agricultural sector.

For further information please contact:

Lawrence Glaser

Chairman, President & C.E.O.

Tel: (604) 669-3397

www.manhattan-min.com

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